UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-21176

WALL DATA INCORPORATED

(Exact name of registrant as specified in its charter)

20883 Stevens Creek Blvd.

Cupertino, CA 95014

(408) 342-7114

Formerly at:

11332 N.E. 122nd Way

Kirkland, Washington 98034

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or (15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Appropriate number of holders of record as of the certification or notice date:         1

Pursuant to the requirement of the Securities Exchange Act of 1934, NetManage, Inc., sole shareholder of Wall Data, Incorporated at December 29, 1999, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person. Pursuant to a merger effective December 29, 1999, the registrant became a wholly-owned subsidiary of NetManage, Inc. The Nasdaq Exchange was notified to delist the registrant’s shares listed above; however, a Form 15 was inadvertently not filed concurrently with the SEC with respect to such shares. As of December 29, 1999, the registrant was in full compliance with its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934.

Date: September 15, 2005	By:	/s/ Michael R. Peckham Name: Michael R. Peckham Title: Chief Financial Officer & Secretary